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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934



                            LENNOX INTERNATIONAL INC.
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                    526107107
                                 (CUSIP Number)


                                November 1, 2000
             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|         Rule 13d-1(b)
|_|         Rule 13d-1(c)
|X|         Rule 13d-1(d)

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CUSIP No. 526107107                     13 G

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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Robert W. Norris
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) |_|
          (b) |X|
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   3   SEC USE ONLY

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   4   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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     NUMBER OF    5      SOLE VOTING POWER
      SHARES             1,807,282 shares
   BENEFICIALLY          -------------------------------------------------------
     OWNED BY     6      SHARED VOTING POWER
       EACH                643,500 shares
     REPORTING         ---------------------------------------------------------
      PERSON      7      SOLE DISPOSITIVE POWER
       WITH              1,807,282   shares
                       ---------------------------------------------------------
                  8      SHARED DISPOSITIVE POWER
                           643,500 shares
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   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,450,782 shares
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   10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* |_|

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   11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          4.4%
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   12  TYPE OF REPORTING PERSON*

          IN
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                            STATEMENT ON SCHEDULE 13G

   Robert W. Norris hereby amends and supplements his Statement on Schedule 13G as originally filed on February 14, 2000 (the "Original Statement"), with respect to common stock, par value $.01 per share (the "Common Stock"), of Lennox International Inc., a Delaware corporation (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

Item 4.Ownership.

       Item 4 of the Original Statement is hereby amended and supplemented as of November 1, 2000 as follows:

       (a)   Amount beneficially owned as of:
                  2,450,782 shares

       (b)   Percent of class:
                  4.4%

       (c)   Number of shares as to which the reporting person has:

             (i)  sole power to vote or direct the vote:
                  1,807,282

             (ii) shared power to vote or direct the vote:
                  643,500

             (iii)sole power to dispose or to direct the disposition of:
                  1,807,282

             (iv) shared power to dispose or to direct the disposition of:
                  643,500


Item 5.Ownership of Five Percent or Less of a Class.

       This amendment to the Original Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.|X|


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       After reasonable inquiry and to the best of my  knowledge  and belief,  I certify that the information set forth in this statement is true, complete and correct.

Date:  November 30, 2000


                                                           /s/Robert W. Norris
                                                           ---------------------
                                                           Robert W. Norris
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